Exhibit 99.2

August 4, 2020 2020 Second Quarter Results Ended June 30, 2020 1

Cautionary Statement Regarding Forward - Looking Statements This presentation may contain forward - looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995 ) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters . These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management . Forward - looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them . These forward - looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control . Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward - looking statements and from past results, performance, or achievements . Therefore, you should not place undue reliance on such statements . Factors that could cause actual results to differ materially from those in the forward - looking statements include (but are not limited to) the uncertainty of the duration, extent and effects of the COVID - 19 pandemic and the response of governments, including government - mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20 - F for the financial year ended December 31 , 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www . sec . gov and on the investor relations section of the Company’s website at www . IGT . com . Except as required under applicable law, the Company does not assume any obligation to update these forward - looking statements . You should carefully consider these factors and other risks and uncertainties that affect the Company’s business . All forward - looking statements contained in this presentation are qualified in their entirety by this cautionary statement . All subsequent written or oral forward - looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement . Non - GAAP Financial Measures This presentation contains non - GAAP financial measures, including adjusted EBITDA, adjusted diluted EPS, and free cash flow . Reconciliations of non - GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation . Comparability of Results All figures presented in this presentation are prepared under U . S . GAAP, unless noted otherwise . Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one - time, primarily transaction - related items . Reconciliations to the most directly comparable U . S . GAAP measures are included in the tables in this presentation . Constant currency changes for 2020 are calculated using the same foreign exchange rates as the corresponding 2019 period . Management uses non - GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance . Management believes these non - GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period - to - period comparisons and analysis of business trends . These constant currency changes and non - GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U . S . GAAP . Trademark Language The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors . 2

Agenda 3 Marco Sala, CEO Business Update 1 Max Chiara, CFO Financial Results 2 Q&A 3

Q2’20: Proactively Managed Global Lockdown 4 Results reflect impact of global casino closures and mobility restrictions during the second quarter Diversity of products and geographic reach support better - than - expected results • NAGI, NALO, and Italy segments achieve positive EBITDA • Benefit of cost - savings actions Delivered positive free cash flow in tough circumstances Strong customer and employee engagement

5 Reinforced Priorities & Enhanced Continuity Plans to Navigate the “New Normal” • Global COVID - 19 crisis management team first priorities delivered • Employee safety remains top of mind on each initiative; work from home demonstrated effectiveness of approach • Customer service levels maintained during the quarter • Executed on temporary labor cost measures, inclusive reduction of discretionary expenses (marketing, travel, outside services) • On - going CapEx and R&D re - prioritization based on return/ payback metrics • Switching gears to structural cost saving initiatives • Generated positive free cash flow even with peak global lockdown during the quarter • Increased liquidity position and reduced near - term debt maturity People Cost Initiatives Cash Flow & Liquidity All actions focused on maintaining flexibility to manage uncertainty and prepare for “new normal”

Global SSR ex - Italy down 2% • 6% growth in North America SSR • 27% decrease in International SSR; several markets closed during period Italy wagers down ~40% on shutdown of Lotto games in April, POS closures, and severe mobility restrictions • Swift, progressive recovery since May Important YTD contract wins/extensions • Multi - year extensions in New York, Tennessee, Czech Republic • Virginia instant ticket printing Lottery: Remarkable Resilience Confirmed 6

Revenue and profits down on full impact of global lockdown Major markets progressively re - opening since late May; early indications are encouraging • 85% of U.S. casinos now open • Italy gaming halls open since June • Strong machine productivity largely compensating for capacity restrictions and social distancing protocols Good progress on key initiatives • Entry into historical horseracing market • Launch of PeakBarTop cabinet • Emerald Queen I - 5 casino system Gaming: Global Activities Closed for Most of Period 7

All digital activities continue to post strong growth rates • Italy digital wagers up 33% • Global B2B digital wagers up 75%; 100%+ in NA Significant commitment from Svenska Spel across multiple solutions • Remote game server, digital content; cashless play Bolstering status as leading U.S. sports betting technology provider • IGT present in 14 states; 30%+ share of 2019 wagers FanDuel multi - year sports betting and iGaming agreement Gaming: Growing Interest and Progress in Digital & Betting Activities 8

Announced new streamlined organization on July 1 with reporting on new segmentation scheduled for Q3 Simplified structure grounded in core competencies and global leadership positions; main objectives: • Provide greater responsiveness to customers and players • Harmonize best practices across both B2B and B2C channels in each product category • Reduce complexity and increase organizational efficiency to support IGT's intrinsic value Leverage key learnings and novel approaches from COVID - 19 pandemic New Org Structure Maximizes Growth Potential 9 Lottery Lottery 48% Gaming 52% 2019 Pro - Forma Revenue Lottery 67% Gaming 33% 2019 Pro - Forma Operating Income Split

Working on several initiatives to drive $200M+ in structural/discretionary cost savings: • Eliminate duplicative functions / streamline back office activities • Global technology optimization to re - focus on value accretive know - how • Rationalizing R&D investment based on risk/return priorities • Supply chain optimization focused on design to cost efficiency Improving trends are encouraging; we remain prudent with expectations Focus on Driving Efficiency and Process Optimization 10 Lottery

Financial Results 11

Q2'19 1,234 Q2'20 637 - 48% 224 Q2'19 EPS $0.02 Q2'20 EPS Q2'19 Adj. EPS $0.44 Q2'20 Adj. EPS -$0.59 -$1.37 Operating Income (Loss) Diluted EPS/ Adj. Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transactio n e xpense (see appendix for details) EUR/USD FX daily average: 1.12 in Q2’19; 1.10 in Q2’20 Revenue 12 Adjusted EBITDA Q2'19 454 Q2'20 168 Q2’20 Financial Highlights - 63% Q2’19 Q2’20 - 94 Includes $43M in restructuring

Revenue Key Performance Indicators • Service revenue impacted by casino closures and multi - year poker contract in PY • New & expansion units driven by 977 HHR units; higher systems revenue in PY • Shipped 1,344 replacement units, ahead of internal expectations • Operating loss reflects casino closures as well as OK strategic transaction and high - margin poker and systems sales in PY, partly offset by cost - saving initiatives Q2'19 274 Service -120 Product Sales -58 Excluding FX 96 FX Q2'20 96 13 Q2’20 North America Gaming & Interactive Highlights % Change % Change at Q2'19 Q2'20 as Reported Constant FX Revenue 274 96 -65% -65% Operating income/(loss) 85 -20 NM NM Machine Units Shipped Q2'19 Q2'20 New & expansion 438 1,382 Replacement 4,223 1,344 Total 4,661 2,726 Casino Installed Base Q2'19 (1) Q3'19 (1) Q4'19 Q1'20 Q2'20 Installed base (units) 21,073 21,071 20,493 18,676 18,410 L/T lease installed base (units) (2) 917 930 Total 21,073 21,071 20,493 19,593 19,340 (1) 2,076 and 147 unit reductions in Q2 '19 and Q3 '19, respectively, per OK strategic agreement (2) Yield calculations should exclude these units due to accounting treatment as sales-type leases

Revenue Key Performance Indicators Q2'19 309 Lottery Service 12 LMA -16 Gaming Service -19 Product Sales -13 Excluding FX 273 FX Q2'20 273 14 • Strong SSR growth for instant ticket and draw games despite mobility restrictions and lower jackpot activity • LMA reflects reduced play levels in NJ and lower pass - through revenue • Gaming service down on VLT venue closures, partly offset by growth in Canada iGaming • Product sales primarily reflects lower systems revenue • Operating income roughly in - line as same - store revenue growth offsets higher - margin LMA and gaming machine contributions in the prior year are largely offset by cost - saving initiatives Q2’20 North America Lottery Highlights % Change % Change at Q2'19 Q2'20 as Reported Constant FX Revenue 309 273 -12% -11% Operating income 78 75 -4% -3% Same-store revenue growth Q2'19 Q2'20 Instant ticket & draw games 5.4% 10.5% Multistate jackpots 23.8% -28.0% Total SSR growth 7.2% 6.2% Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 VLT installed base (units) 14,215 14,294 13,553 13,559 13,559

Q2'19 229 Lottery Service -13 Gaming Service -15 Product Sales -106 Other -8 Excluding FX 87 FX -3 Q2'20 84 Revenue Key Performance Indicators 15 • Product sales lower on fewer unit shipments, primarily in LAC, as well as higher Sweden VLT shipments and software sales in PY • Lottery SSR trends improving month after month • Service revenue down on casino closures; Installed base stable • Operating loss reflects margin impact of lower unit volume and revenue mix, partly offset by cost - saving initiatives Q2’20 International Highlights % Change % Change at Q2'19 Q2'20 as Reported Constant FX Revenue 229 84 -64% -62% Operating income/(loss) 30 -20 NM NM Machine Units Shipped Q2'19 Q2'20 New & expansion 700 61 Replacement 5,863 208 Total 6,563 269 Same-store revenue growth Q2'19 Q2'20 Instant ticket & draw games 2.4% -28.2% Multistate jackpots 11.0% -7.8% Total SSR growth 2.8% -27.1% Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Installed base (units) 14,475 14,332 14,857 14,763 14,834

Q2'19 422 Lottery -104 Machine Gaming -125 Sports Betting & Other -6 Excluding FX 187 FX -3 Q2'20 184 Revenue Key Performance Indicators 16 • Lottery wagers reflect timing of game reopening and POS restrictions; trends improved each month in period • Machine gaming affected by closure of gaming halls through the middle of June • Interactive wagers up a sound 44% • Increase in commercial services revenue more than offset by lower sports betting due to lack of sporting events • Operating loss primarily reflects COVID - 19 restrictions, partly offset by cost - saving initiatives Q2’20 Italy Highlights % Change % Change at Q2'19 Q2'20 as Reported Constant FX Revenue 422 184 -56% -56% Operating income/(loss) 133 -7 NM NM €M Q2'19 Q2'20 % Growth Lotto wagers 2,064 914 -55.7% 10eLotto 1,507 610 -59.5% Core 479 256 -46.5% Late numbers 31 21 -32.4% MillionDAY 47 26 -43.6% S&W wagers 2,257 1,649 -27.0% Gaming wagers VLT - operator (B2C) 1,427 150 -89.5% AWP 916 83 -90.9% Interactive 508 729 43.7% Sports betting wagers 252 79 -68.5% Sports betting payout 82.2% 88.1% 5.9 pp

On Track to Deliver $500M in 2020 Cost Savings/Avoidance



Average Monthly Fixed/Discretionary Costs
~$235M
~$155M
1/3 reduction from original maintenance CapEx plan
Similar reduction expected H2'20
Cuts deepest for Gaming activities
Lottery CapEx mostly contractual
Primarily related to:
• Temporary, company-wide salary reductions and furloughs
• Reduction of marketing, travel, outside services expenses
2019 Average
Q2 Run Rate
Maintenance CapEx
Fixed Operating Expenses[1]

Achieved Q2 run rate in-line with expectations

Expect normalization of certain expenses in H2'20 (up from $155M run rate) as recovery continues

- March – December 2020 average monthly run rate of $185M

[1] Excludes variable costs and restructuring expense; operating expenses include fixed costs, discretionary costs, incentive compensation, and interest payments on debt

17

18 • Delivered $325 million in operating cash flow; $165 million in free cash flow • $93 million in net debt reduction since 12/31/19 as reported; $80 million at constant currency • Leverage (net debt/LTM EBITDA) of 5.52x compared to 4.31x at 12/31/19 and 4.42x at 6/30/19 Cash Flow, Net Debt and Leverage Profile Net Debt/LTM EBITDA 4.42x 4.31x 5.52x $325 net cash provided by operating activities Net Debt Net Debt Net Debt

358 358 605 740 1,000 1,012 560 1,100 840 750 560 750 1,010 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 Debt Maturity Profile at June 30, 2020 Undrawn RCF Notes Bank Debt Ample Liquidity, No Significant Near - Term Maturities 19 Total liquidity of $2.3 billion as of 6/30/20 • $1.3 billion in unrestricted cash; $1.0 billion in additional borrowing capacity Issued $750 million 5.25% Notes due 2029 in the quarter • $500 million of net proceeds used to fund partial tender of 6.25% Notes due 2022 • Lowest USD - denominated coupon ever issued by company • Longest duration issuance since 2015 Bank Debt 24% USD Notes 41% Euro Notes 35% 79

Key Messages 20 Resilient, diversified business model • Large, geo - diversified revenue base • Resilience in lottery evident in improving wager trends Strong liquidity position • $2.3 billion in total liquidity provides buffer against an economic downturn • Ample resources to cover maturities through 2022 Delivered positive EBITDA and FCF • Despite extremely challenging market conditions • Allows for execution of deleveraging strategy Disciplined cost management • On track to meet $500 million cost savings target for 2020 • Focused on structural changes to drive permanent savings

Q & A 21

Appendix 22

23 Q2’20 Income Statement (As Reported) Income Statement Q2'20 Q2'19 % Change Service revenue 560 980 -43% Product sales 77 254 -70% Total Revenue 637 1,234 -48% Adjusted EBITDA 168 454 -63% Operating (Loss) Income (1) (94) 224 NM Interest expense, net (96) (104) Foreign exchange (74) (41) Other (29) 24 Financial Charges, Net (199) (121) (Loss) Income Before Tax (293) 102 Net (Loss) Income (282) 39 Net (Loss) Income attributable to IGT PLC (280) 5 Diluted EPS (1.37) 0.02 (1) Includes $43 million and $2 million in restructuring charges, respectively

24 Q2’20 Reconciliation of Non - GAAP Measures As Reported $ in thousands Q2'20 Q2'19 Net (loss) income (282) 39 (Benefit from) provision for income taxes (11) 63 Interest expense, net 96 104 Foreign exchange loss, net 74 41 Other non-operating expense (income), net 29 (23) Operating (loss) income (94) 224 Depreciation 100 104 Amortization - purchase accounting 42 48 Amortization - non-purchase accounting (1) 75 73 Restructuring expense 43 2 Stock-based compensation 1 3 Other (2) 1 - Adjusted EBITDA 168 454 Cash flows from operating activities 168 445 Capital expenditures (61) (112) Free Cash Flow 107 333 (1) Includes amortization of upfront license fees (2) Primarily includes transaction-related costs

25 Q2’20 Reconciliation of Non - GAAP Measures As Reported $ and shares in thousands, except per share amounts Q2'20 Q2'19 Net (loss) income attributable to IGT PLC (280) 5 Foreign exchange loss, net 74 41 Depreciation and amortization - purchase accounting 43 48 Restructuring expense 44 2 Loss on extinguishment of debt 23 10 Other (2) 1 - Income tax impact on adjustments (3) (26) (15) Adjusted net (loss) income attributable to IGT PLC (121) 91 Weighted-average shares - diluted 204,748 204,412 Adjusted weighted-average shares - diluted (4) 204,748 204,412 Net (loss) income attributable to IGT PLC per common share - diluted (1.37) 0.02 Adjusted net (loss) income attributable to IGT PLC per common share - diluted (0.59) 0.44 (2) Primarily includes transaction-related costs (3) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated (4) Adjusted weighted-average shares - diluted includes shares that were excluded from the GAAP computation, due to the net loss as reported

YTD 2019 2,379 YTD 2020 1,578 - 34% 402 YTD 2109 EPS $0.22 YTD 2020 EPS YTD 2019 Adj. EPS $0.56 YTD 2020 Adj. EPS -$0.51 -$2.58 Operating Income (Loss) Diluted EPS/ Adj. Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transactio n e xpense (see appendix for details) EUR/USD FX daily average: 1.13 YTD in 2019; 1.10 YTD in 2020 Revenue 26 Adjusted EBITDA YTD 2019 870 YTD 2020 477 YTD ‘20 Financial Highlights - 45% YTD 2019 YTD 2020 - 291 Includes $47M in restructuring Includes $296M in goodwill impairment

27 YTD ‘20 Cash Flow Statement Cash Flow YTD '20 YTD '19 Net Cash Flows from Operating Activities 325 592 CapEx (160) (231) Free Cash Flow 165 361 Debt Proceeds/(Repayment), Net 591 33 Other - Net (129) (245) Other Investing/Financing Activities 462 (212) Net Cash Flow 627 149 Effect of Exchange Rates/Other 8 (4) Net Change in Cash and Restricted Cash 635 145 Cash and Restricted Cash at End of the Period 1,530 657